NEWS RELEASE

YEAR END 2002

CASH AND SHORT TERM INVESTMENTS $260 MILLION

GOLD BULLION 196,000 OUNCES

(All dollar amounts in this news release are expressed in United States dollars (US$) unless otherwise stated.)

(Figures are unaudited)

Toronto, January 14, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to report that for  the year ended December 31, 2002 its cash and  short term investments had grown to $260 million, an increase of $25 million from the $235 million held at the end of the third quarter (ended September 30, 2002). Gold bullion holdings increased by approximately 17,000 ounces during the fourth quarter to end the year at approximately 196,000 ounces (6.10 tonnes).  The market value of these gold bullion holdings, based on the year end 2002 gold price of $342.75 per ounce, was $67 million, an increase of $9 million from their value at the end of the third quarter, 2002.  The market value of Goldcorp’s liquid assets (cash and short term investments and gold bullion) at the end of the fourth quarter 2002 was $327 million – an increase of $34 million or 12% from their value at the end of the third quarter 2002.

The gold bullion holdings of 196,000 ounces have been accumulated in two ways.  First, the Company holds back from sale a portion of its production.  At the end of the fourth quarter, 2002 the amount of gold accumulated in this manner had increased by approximately 17,000 ounces to approximately 96,000 ounces.  Second, Goldcorp has periodically purchased gold bullion.  At the end of the fourth quarter 2002 the amount of gold acquired in this manner remained the same as at the end of third quarter 2002 at 100,160 ounces.

Goldcorp’s philosophy is simple.  We believe that Gold is Money.  This belief has been rewarded with an increase in the value of our gold bullion holdings as the gold price continued to rise throughout 2002 ending the year at $342.75 per ounce, which is considerably higher than the average price (of approximately $300 per ounce) which would have been realized if the gold was sold as produced and higher than the average price ($319.73 per ounce) at which the gold was purchased.

Goldcorp’s gold bullion holdings are greater than 41 (or 36%) of the world’s 114 countries who report gold ownership.  Its holdings are greater than the gold reserves of Ireland or of Hong Kong and Luxembourg combined.  Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and is in fact North America’s largest unhedged gold company.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information please contact:

Chris Bradbrook

Corporate Office:

Vice President, Corporate Development

145 King St. West, Suite 2700

Tel. (416) 865-0326

Toronto, Ontario

Fax (416) 361-5741

Canada, M5H 1J8

Website:  www.goldcorp.com

Email: info@goldcorp.com